UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-187892

GOOGLE INC.

(Exact name of registrant as specified in its charter)

1600 Amphitheatre Parkway

Mountain View, CA 94043

(650) 253-0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stock-based Awards under the Google Inc. 2004 Stock Plan

(Title of each class of securities covered by this Form)

Class A Common Stock, $0.001 par value

Class C Capital Stock, $0.001 par value

Deferred Compensation Obligations

2.125% Notes due 2016

3.625% Notes due 2021

3.375% Notes due 2024

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Stock-based Awards under the Google Inc. 2004 Stock Plan: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Google Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 2, 2015	By:	/s/ Christine Flores
	Name:	Christine Flores
	Title:	Assistant Secretary